

Mail Stop 3561

February 20, 2007

Mr. Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102

> **RE:**   **Cash America International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed February 15, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006**
> **and September 30, 2006**
> **Filed April 28, 2006, July 28, 2006 and November 2, 2006**
> **Form 10-Q/A for Fiscal Quarters Ended March 31, 2006, June 30,**
> **2006 and September 30, 2006**
> **Filed February 15, 2007**
> **File No. 333-64804**

Dear Mr. Bessant:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        William Thompson
                                        Branch Chief